

September 27, 2011

<u>Via E-mail</u>
James R Smith, Jr.
Interim Chief Executive Officer
Motricity Inc.
601 108th Avenue Northeast, Suite 800
Bellevue, WA 98004

      Re: Motricity Inc.
              Preliminary Revised Proxy Statement on Schedule 14A
              Filed September 26, 2011
              File No. 001-34781

Dear Mr. Smith:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via E-mail</u>
        Nina Andersson-Willard
        Brown Rudnick LLP